Exhibit 99.(a)(1)(F) (Transcript and slide presentation explaining the Exchange Offer)
Stock Option and Stock Appreciation Right Exchange Program Daniel Lender 17-Jun-2009

Announcement Board of Directors recommendation to Stockholders : One-time Stock Option and Stock Appreciation Right Exchange Program proposed for stockholder approval at 2009 Annual Meeting of Stockholders Stockholder approval received 10-Jun-09 Exchange Ratios set based on 11-Jun-09 closing price Exchange Offer Period 17-Jun-09 to 15-Jul-09 Rules and details in Tender Offer documents Exchange Date 16-Jul-09

How does the Program work ? Eligible employees holding Options / SARs that are "underwater" at the close of the offer will be able to elect to exchange them for a lesser number of new SARs at a lower exercise price. Participation is your choice Eligible Employees : All Non-Director Employees Exchange Ratios : grant by grant ratio based on value to determine the number of new SARs

Why have an Exchange Program ? Equity Compensation Key compensation and retention tool Reward for your contribution to QAD's long-term growth and success Stock price Significant stock price reduction has caused most outstanding Options / SARs to have Exercise Prices higher than current stock price Align employee compensation with the interests of stockholders Reduce "Overhang"

Exchange Ratios Determined on Grant-by-Grant basis Each Grant will have a different exchange ratio Basis for Ratio : to equate current value of existing option or SAR to the new SAR grant Methodology : Black-Scholes model Exercise price and remaining term of existing option or SAR and Fair Market Value of QAD stock when the offer opens are primary factors affecting the ratio

Vesting and Expiration Dates Previous vested tranches Vest 1 year after close of offer Unvested Tranches Add 1 year to original vest date Expiration Dates Same as existing grants, except where the exchange is for grants which would otherwise expire in next 12 months i.e. Options granted in 2001 & 2002 which will have 1 year added to their term.

Should I participate ? Personal Investment Decision Participation is voluntary, if you choose not to participate, you will continue to hold the same Options and SARs you currently hold You should consult with your financial and/or personal tax advisor when making your decision

How do I participate ? The Offer Website Employee Guide Distributed by Email 17-Jun-09 Includes significant information, education documents and Frequently Asked Questions Simulation and Election Website www.qadequityexchange.com Personalized data and participation election Logging In to Website, you will need : QAD Network ID Date of Birth Last four digits of Social Security Number or Global ID (for Non-US employees)

Critical Dates Offer Website Opens : 17-Jun-09, 9am Pacific Offer Period Closes : 15-Jul-09, 9pm Pacific New SAR strike price determined : 16-Jul-09 Exchange will occur on 16-Jul-09, a confirmation will be sent to those who participate. You MUST make your election prior to the closing date / time.

Questions ? After reviewing the User Guide and FAQ's, email your questions to : equityexchangeprogram@qad.com Difficulty accessing the website : Stock Admin : equityexchangeprogram@qad.com Pam Fack : pxf@qad.com

Exhibit 99.(a)(1)(F) (Transcript and slide presentation explaining the Exchange Offer)
QAD Equity Exchange Program
CFO Staff Communication
Presenter : Daniel Lender, EVP and Chief Financial Officer
Voice over Powerpoint
Slide 1 — Introduction.
Daniel :	Welcome, I am Daniel Lender, CFO of QAD Inc.

Today I would like to tell you more regarding QAD’s recently approved Stock Option and Stock Appreciation Right Exchange Program. For convenience through this presentation I will refer to the program as the “Exchange Program” throughout this presentation.

Slide 2 — Announcement.
Daniel :
As many of you will already be aware at the annual stockholder’s meeting on the 10th of June, 2009, QAD’s stockholders approved a one-time Stock Option and Stock Appreciation Right Exchange Program. In preparation for and in the days following shareholder approval we have undertaken a significant amount of effort to move forward with the Exchange Program as quickly as possible and in doing so meet all of the regulatory and filing obligations involved with such an Exchange Program.

Today, the 17th June, 2009 QAD Inc. filed a Schedule TO, or as it is more generally known a “Tender Offer” document, with the United States Securities and Exchange Commission. This document and all of the attached exhibits contain the detailed rules and operations of the Exchange Program.

Included in the Tender Offer document are key dates of the Exchange Program.

Perhaps the most critical are the 17th of June, 2009 through the 15th of July, 2009. This period is the Exchange Offer period. During this time, eligible employees will be able to elect to participate in the Exchange Program. Any stock options and SAR’s that eligible employees elect to exchange will be priced and exchanged on the 16th of July, 2009.

For reference, the exchange ratios were set based on the closing price of QAD stock on the 11th of June, 2009; the day after the Shareholder’s Approval of the program.

Slide 3 — How does the Program work ?
Daniel :
All of QAD’s global employees, with the exception of our President, Pam Lopker, and our CEO, Karl Lopker, are eligible to participate in the Exchange Program. Board Members and non-employee advisors that may hold stock options or SARs are not eligible to participate.

Your participation is voluntary. If you choose not to participate, you will retain your current stock options and SARs without any changes to their terms. If you choose to participate you will be electing to exchange your existing “underwater” stock options and stock settled SARs for a lesser number of stock settled SARs. A key outcome of this process is that the exercise price of the new SARs will be lower than that of your current grants that are eligible for exchange. If you are not familiar with the term “Underwater”, this means that the closing price of QAD stock on the date of exchange, the 16th of July, 2009, is lower than the exercise price of your current holding of stock options or SARs.

The exchange ratio, meaning the multiplier used to determine the lesser number of new SARs, has been determined with the assistance of external advisors and has been set on a grant by grant basis to equate the current value of your existing grants to the new grants.

Slide 4 — Why have an Exchange Program.
Daniel :
Both the Board of Directors and management regard our equity compensation program as a key element of QAD’s employee compensation and retention policies. It’s also a way that the company rewards employees for contributing to the long-term growth and success of QAD.

In recent times the significant reduction of QAD’s stock price has resulted in most of our employee’s outstanding options and SARs having a exercise price higher than the current market price. In executing this one-off Exchange Program we will enhance the effectiveness of our company’s long-term incentives for our employees and at the same time, further align these incentives with the interests of our stockholders.

In addition to these goals, the Exchange Program will also reduce the “Overhang” associated with QAD’s equity compensation practices. “Overhang” is a term that refers to the amount of stock options and SARs granted, plus those remaining to be granted, as a percentage of QAD’s total shares outstanding. Since, employees electing to participate will exchange their current grants for a lesser number of new grants, the “overhang” associated with the equity compensation program is reduced. Stockholders generally like this reduced overhang as their percentage ownership is less affected by the equity compensation program.

Slide 5 — Exchange Ratios.
Daniel :	The exchange ratio is the number of new SARs you will receive relative to the number of existing eligible options and SARs that you are trading-in.

As I mentioned earlier the exchange ratios have been determined on a grant by grant basis. This means, that for each existing grant of either Options or SARs that you currently have, where one or more of the conditions of the grant vary, for example the grant date or exercise price, there will be a different exchange ratio for each of the grants.

The basis of determining each grant’s exchange ratio is to equate the current value on the day the exchange ratios were set of each of the existing option or SAR grants to the value of the new SAR grant.

We utilized the widely recognized Black-Scholes Option valuation model in performing the calculations necessary for this step of the Exchange Program, and had these calculations validated by external advisors.

Slide 6 — Vesting and Expiration dates.
Daniel :
You will not be able to exercise any of your new SAR grants in the first twelve months following the exchange date. This has important consequences for vesting and expiration dates which I will explain further.

Two further important aspects of the Exchange Program are how both vesting dates and expiration dates are affected by participation.

In the case of vesting dates, where part, or all of your current grant, has vested as of the exchange date; that same proportion of the new grant will vest one year after the exchange date. That is, on 16th of July, 2010. Any segment, or tranche, of unvested grants will have one year added to the original vesting schedule and will vest in the same proportions.

An exception to this treatment is where existing grants would otherwise expire in the twelve months following the exchange date. For simplicity of operation and understanding, the Exchange Program has been structured so that new SAR grants that replace any grants that were originally made in either 2001 or 2002 will have one year added to their term of expiration. This structure has been put in place since, as I mentioned, you will not be able to exercise any of the new SARs until one year after the exchange date.

Slide 7 — Should I participate ?
Daniel :	Participation in the Exchange Program is an important personal investment decision and entirely voluntary.

We have committed internal resource as well as engaged external consultants to assist with the development of the Exchange Program that we believe will achieve the goals I set out at the start of this presentation.

We strongly recommend that you study all of the materials and, importantly, you should consult with your financial and tax advisors to ensure that you satisfy yourself with respect to the implications of participation to your personal situation.

You should also note that if you choose not to participate, your current Options and SARs remain unchanged.

Slide 8 — How do I participate ? The offer website
Daniel :	QAD has established a website to communicate and educate our employees on the Exchange Program. This website is also the interface through which you will make your electronic election to participate.

The site address is : www.qadequityexchange.com

There is a wealth of information available on the website and I encourage you to register, log-in and explore the various pages. Some of the functionality and information available on the website includes:

•	A Real time dynamic simulation tool :
•
The best thing about this tool is that it is customized to your real personal data and you are not working with hypothetical examples. This is real time simulator tool will allow you to dynamically model multiple election scenarios and see how movement in QAD stock price affects the value of your scenarios.

•	Many reference documents such as :
•	The Schedule TO or “Tender Offer” document that QAD filed with the SEC which describes the Exchange Program.
•	A detailed Frequently Asked Questions or FAQ document that provides an explanation of the program in layman’s terms. In particular I recommend you read this document.
•	A plain English User Guide is included that provides a summary of the Exchange Program details contained in the other detailed technical documents.
•
The QAD Inc. 2006 Stock Incentive Program. This document covers all the details of our equity compensation plan. You notice it covers all types of equity compensation instruments so remember that under the Exchange Program the new instruments you will receive if you elect to participate will be SARs.

•	A sample SAR agreement. This document is a sample of what you will be issued for your new SARs including the specifics of for your new grants, if you elect to participate.
The various different communication channels provide summary to very detailed information. I encourage you to make your decisions based on all of the information provided. In addition, as this is an important investment decision involving QAD’s Stock, I encourage you to read our publicly filed documents, such as our 10-K, our most recent 10-Q, and our Proxy.

In order to log-in to the website you will need three personal details available to first register:
1.	Your QAD Network ID,
2.	Your Date of Birth, and,
3.	The last four digits of your United States Social Security Number or your Global Identification Number for employees that do not have a United States Social Security Number.
If you are to register using a Global Identification Number you will have been provided that at the time of your original grants. You will find it on your E-Trade account statements or you can obtain it from QAD Stock Administration.

Slide 9 — Critical Dates.
Daniel :	A quick reminder of the critical dates:
•	On the 17th of June 2009, the exchange offer website opens at 9am Pacific Time.
•
On the 15th July 2009, the exchange offer website and offer period closes at 9pm Pacific Time. You must make your election prior to this closing date and time. You can make and change your elections as many times as you wish prior to this closing date and time.

Register as soon as possible, review the material provided, seeking personal financial and tax advice if you wish to and consider making an early election once you are satisfied with how the Exchange Program applies to your personal circumstances.

If you change your mind at a later time you have up until the close of the Exchange Offer period to make a change.
•	The exchange of old options and SARs for new SARs for employees electing to participate will occur on the 16th of July, 2009 and new SAR agreements will be distributed as soon as practicable.
Slide 10 — Questions ?
Daniel :
If you have questions please first refer to the exchange website, FAQ’s and other documents. If these documents do not answer all of your questions QAD has established a dedicated email address to which you may submit your questions. That email address is:

equityexchangeprogram@qad.com
If you have trouble accessing the equity exchange website please also email this same address.
Finally, I want to thank all of you for your continued hard work and dedication to making QAD a successful company and a great place to work. I look forward to completing this Exchange Program as a vital component of incentivizing you, QAD’s valued employees, to continue to contribute to the long term growth and success of QAD globally.
Thank you.